Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Statement of Gary F. Kennedy

Senior Vice President, General Counsel and Chief Compliance Officer

American Airlines, Inc.

Before the

COMMITTEE ON THE JUDICIARY

SUBCOMMITTEE ON REGULATORY REFORM, COMMERCIAL

AND ANTITRUST LAW

Hearing on Competition and Bankruptcy in the Airline Industry: The Proposed Merger of

American Airlines and US Airways

February 26, 2013

Chairman Bachus, Ranking Member Cohen and Members of the Subcommittee, thank you for the opportunity to testify today about the issues of airline competition, bankruptcy, and the proposed merger of American Airlines and US Airways. We appreciate the manner in which this hearing is structured as all of these issues are inter-related.

As General Counsel of American Airlines, I have been intimately involved in both the Chapter 11 restructuring of the company and the proposed merger between American and US Airways. I would like to give you a sense of how we arrived at this point from American’s point of view and why this transaction is so critical to the customers, employees and communities of both companies. I believe Mr. Johnson from US Airways will address what both companies hope to achieve going forward.

As this Committee knows well, the airline industry has experienced severe economic turbulence over the past decade. The shock waves from the events of 9/11 created enormous difficulty in the aviation industry and all US carriers grappled with ways to survive in the wake of the emotional and economic upheaval created by those terrible events. This was followed by the unprecedented run-up of jet fuel prices in the summer of 2008 and the financial collapse of the economy that further strained our industry as corporations cut travel budgets, and discretionary spending on non-essential items plummeted. The consequences were significant. During this period, there were a series of airline bankruptcies, severe cuts in capital expenditures, the furlough of thousands of employees, the loss of air service to many communities, and three major commercial air carrier mergers.

For most of the past decade, American Airlines took a different path than many of our competitors. In 2003, we were on the brink of filing for bankruptcy protection, but thanks to the willingness of our organized labor representatives to take the steps necessary at that time to reduce costs, we avoided a Chapter 11 filing. For the next eight years, as our major competitors reduced costs through their own Chapter 11 cases and created larger and more attractive networks through consolidation, we struggled to find a path to financial stability, while maintaining a generous package of benefits for our workers and quality service for our customers.

As we worked hard to avoid a bankruptcy filing, our largest competitors were embarked on a different course and new entrants were poised to take advantage of the turmoil being experienced by the legacy carriers. In 2001, American was the largest airline in the world. With the mergers of Delta and Northwest, United and Continental, and Southwest and AirTran, American became the fourth largest carrier domestically and dropped to the third largest carrier globally. At the same time, low cost carriers, old and new, continued to grow and enter more markets. Today, the vast majority of our passengers are flying on routes with competition from one or more low cost carriers, and that number is expected to increase. That will certainly be the case in the Dallas/Fort Worth region and elsewhere when the Wright Amendment perimeter rule is lifted next year.

In addition to the changes occurring on the domestic front, the configuration of international global airline alliances was also changing. Although the joint business venture among British Airways, Iberia, and American was finally approved after 13 years, we had fallen far behind our US competitors, all of which enjoyed the benefit of a much earlier approval of their joint ventures. In short, on a competitive and financial basis we continued to lag far behind the rest of the industry.

American did not stand idly by during these years. We undertook a variety of steps to position ourselves for long-term success. We strengthened our network by focusing on markets with the greatest concentration of business travelers, and we fortified our alliances with the best international partners. We signed a historic and transformational aircraft purchase agreement for 550 new aircraft, one that promised to give us one of the most modern and fuel efficient fleets in the industry. And, we began investing again in our products, services and technology to create a world-class travel experience. Despite our efforts and the substantial progress we made to succeed in the long term, our losses continued to mount, reaching $12 billion over the previous 10 years. And, there was no end in sight.

In November 2011, our Board came to the painful conclusion that time had run out. The only viable path forward was to restructure our business under Chapter 11 of the Bankruptcy Code. Of course, in the months and years leading up to our Chapter 11 filing, we gave strong consideration to possible merger partners. Given our weak financial condition at the onset of our restructuring and the fact that we had yet to establish a track record of financial improvement and value creation, we determined that we must first get our own house in order before we could properly evaluate a potential merger with another airline. Indeed, until we had a line of sight to a far more stable financial structure, both in terms of revenues and costs, we believed we would not be negotiating from a position of strength and, as such, would be more challenged in fulfilling our duty to maximize value for our owners.

On the day we filed for relief under Chapter 11, we had a change in leadership. Our new CEO, Tom Horton, asked everyone at the company to work hard to achieve a successful restructuring, while continuing to run a top notch airline with great service to our customers. He reminded us that with a strong balance sheet, a competitive cost structure and restructured contracts that allowed us to compete on a level playing field, we could then appropriately consider a range of strategic options.

There is no easy way to describe how difficult our bankruptcy reorganization has been for the company and our employees. Beginning at the top of the organization, we reduced our senior management ranks by 35 percent. We then moved through the balance of the organization making necessary changes, including the reduction of 15% of total management staff. Meanwhile, we began renegotiating certain of our secured obligations, our leases, and our contracts with vendors. We eliminated significant expenses and tightened our belts in every department of the company. Most importantly, we entered into intense negotiations with our labor unions in an effort to improve productivity and reduce overall costs. While this was a long and difficult process, we achieved new long term contracts with each of our organized labor groups. These new contracts include productivity improvements and changes to health and retirement benefits that put American on a level playing field with the legacy carriers. At the same time, we increased pay for our employees and mitigated job losses by offering retirement incentives. One of the most important objectives we achieved was to freeze, rather than terminate, our employee pension plans. As a result, we now expect to fulfill those obligations, rather than unload them on the PBGC, as other airlines have done.

Of course, all of what we have accomplished was done in the context of our Chapter 11 case and in consultation with the Official Committee of Unsecured Creditors appointed by the US Trustee.

As we worked our way through our Chapter 11 case, we were approached by US Airways early last year with a merger proposal. At that time, we declined to engage in discussions with them. Instead, we continued to work on our reorganization. As we did, a number of positive developments quickly emerged. First, we began to see encouraging financial and operational results. Operating costs were down and, just as importantly, revenues began to rise – topping the US industry in year-over-year unit revenue improvement for six straight months – and our operational performance began to improve to the best levels in many years. By mid-summer we had enough certainty around our standalone plan and our improving financial position that we decided, in conjunction with the Creditors Committee, to embark on a formal process to consider strategic alternatives.

As part of this process, we entered into a non-disclosure agreement with US Airways that allowed both companies to share information and engage in a detailed analysis of the potential benefits of a combination. The Creditors Committee, through its financial and legal advisors, actively participated in this undertaking. Later in the process, an Ad Hoc Committee, consisting of substantial holders of our unsecured debt, also reviewed the proposed combination in significant detail. It is fair to say that multiple parties scrutinized and evaluated this proposed transaction. Ultimately, we agreed to a structure with American stakeholders owning 72% of the combined companies.

It was clear from the outset of our review that a merger with US Airways could create significant value for our stakeholders and bring substantial benefits to the traveling public. We have conservatively estimated that by 2015 revenue and cost synergies will outweigh cost dis-synergies by over $1 billion. The majority of these revenue synergies are derived by combining two complementary networks that will offer consumers more service at more times to more places. And because this will be a merger of complementary networks, these benefits come with virtually no loss of competition. Of the more than 900 domestic routes flown by the two carriers, there are only 12 overlaps. This is one reason we are convinced that this merger is consistent with good public policy. The combination will make our company a much stronger competitor against the other large airlines. Consumers will have three strong, healthy global network carriers from which to choose, as well as a number of low cost carriers, including Southwest, JetBlue and Virgin America. The new American will have the financial strength to invest the resources needed to improve the customer experience, including new aircraft, cutting edge products and services, and the technology and tools designed to help our employees deliver superior service to our customers.

The combined airline will offer new routings for our passengers in thousands of additional markets. For American, the greatest benefit derives from two principal components. First, US Airways offers a substantial network in the Eastern section of the country. This will complement our strong operations in the Southeast, Midwest, and West Coast. Second, US Airways offers an impressive network in small and medium size communities. We view these as great assets that will provide us the opportunity to reach many communities that our customers are not able to access today. Like US Airways, we value service to small and medium size communities and have consistently looked for additional markets that can enhance our entire network.

We are under no illusions that mergers are easy or seamless. We have agreed from the outset to do everything in our power to learn from both the successes and mistakes of those who have gone before us. Many of the most important decisions have already been made. The combined company will build on the great American Airlines brand and our AAdvantage loyalty program. The company will remain headquartered in the Dallas/Fort Worth area, and all hubs in both systems will continue to be hubs in the new American.

Our CEO, Tom Horton, and US Airways’ CEO, Doug Parker, will jointly lead both the transition team and the new American as it emerges from bankruptcy. Mr. Parker will be CEO of the new company and Mr. Horton will be Chairman of the Board. I can personally attest that despite the difficult path that got us here today, the spirit of cooperation and determination in both companies is extraordinary.

For reasons that Steve Johnson will outline in greater detail, we believe this transaction will be good not only for our two airlines and employees, but also good for competition and the travelling public.

I know that many Members of Congress are skeptical of promises made in these situations and also concerned about industry concentration. As to the former, we do not intend to make commitments that we cannot keep. And as to the latter, it is clear that this merger does not create a high degree of concentration. Above all, however, I would urge you to consider the facts with which I began my testimony. Nothing has been more damaging for the airline industry, our employees, our customers, and our shareholders than the years of economic turmoil we have experienced.

This transaction will give us the opportunity to become a stronger competitor, one with a degree of financial stability that we have not experienced in many years. We will be a company that is better positioned to deliver for customers and its people. This transaction is unique in that it is endorsed by all of our labor unions and embraced by the management and boards of both companies. We know we have a solemn obligation to implement the transaction with great care and thought. We are eager to do so.

Thank you again for the opportunity to testify today.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado

Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

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